Aimee Williams-Ramey
Senior Vice President and General Counsel
3150 Sabre Drive, Southlake, TX 76092 USA
T: 682 213 4758
aimee.williams-ramey@sabre.com

April 7, 2021

Via EDGAR
Ms. Kathryn Jacobson
Senior Staff Accountant
Office of Technology
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Sabre Corporation
Form 10-K for the Fiscal Year Ended December 31, 2020, filed February 25, 2021
Form 8-K filed February 16, 2021
File No. 001-36422

Dear Ms. Jacobson:

On behalf of Sabre Corporation (the “Company”), I am submitting this letter in response to the comments contained in the letter dated March 24, 2021 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company. For convenience, the Staff's comments are retyped below.

Form 10-K for the Year Ended December 31, 2020

Item 6. Selected Financial Data
Non-GAAP Financial Measures, page 27

Staff Comment No. 1

We note your response to prior comment six. It remains unclear to us why it would be appropriate to calculate Adjusted EBITDA by excluding the amortization of upfront incentive consideration which is tied to booking volumes and is incurred to obtain contracts with customers. Please advise or revise.

Company’s Response:

The Company will revise its calculation of Adjusted EBITDA to no longer exclude the amortization of upfront incentive consideration in its future filings.

Ms. Kathryn Jacobson
April 7, 2021

Staff Comment No. 2

We note your response to comment one that research and development costs, "were and are expected to continue to be de minimis due to the nature of the Company's business and its products and therefore are immaterial for separate disclosure." However, we note your "Growth Strategy" on page 2 discloses a strategy of (d)eveloping innovative technology products through investment of significant resources in next-generation technology solutions and under "Technology" you disclose "We invest heavily in software development...". In addition, on page 8 within Risk Factors you disclose "highly competitive evolving markets" and your need to "innovate and evolve." Please tell us why in view of these disclosures research and development costs are quantitatively de minimis in amount. Please advise or revise and if material, please disclose which line item of the Statement of Comprehensive Loss (Income) research and development costs are included.

Company’s Response:

The Company’s activities that support its growth strategies consist of: (i) software developed for internal use, which is capitalized, (ii) activities such as re-platforming efforts to open source and cloud-based solutions, as well as other enhancements that do not meet the criteria for capitalization as software developed for internal use and are expensed, and (iii) research and development costs, as defined by ASC 730. The Company notes that references to its growth strategy encompasses all of these activities.

Regarding research and development activities as defined in ASC 730, the Company has a dedicated team that works on such projects. This team leads efforts and may request input from other product and marketing teams on an as needed basis to assist with assessing a product and its viability. The costs associated with these activities are not considered material for separate disclosure as required by ASC 730-10-50-1.

The Company respectfully observes that various terms such as “development” and “innovation” are widely used within the technology industry with a broader context than the specific definition of research and development within ASC 730.

The Company will continue to monitor research and development costs as defined under ASC 730 and will provide the appropriate disclosures should these amounts become material.

Form 8-K filed February 16, 2021

Exhibit 99.1
Tabular Reconciliations for Non-GAAP Measures, page 17

Staff Comment No. 3

Please disclose the respective comparable ratio for Adjusted EBITDA margin calculated using GAAP amounts. Additionally, disclose how Net Debt / LTM Adjusted EBITDA is calculated and why it is useful information to investors. Refer to Items 10(e)1(i)(B) and

Ms. Kathryn Jacobson
April 7, 2021

(C) of Regulation S-K and footnote 27 of non-GAAP adopting Release No. 33-8176.

Company’s Response:

The Company defines Adjusted EBITDA margin as Adjusted EBITDA divided by revenue. The most comparable GAAP measure is Net (Loss) Income margin defined as Net (Loss) Income divided by revenue, which the Company will present going forward.

The Company defines Net Debt / LTM Adjusted EBITDA as the face value of total debt outstanding less cash divided by the last twelve months Adjusted EBITDA. The Net Debt / LTM Adjusted EBITDA leverage ratio provides an indication of the Company’s ability to pay down current debt levels given recent operational results. This non-GAAP financial ratio is used by investors, analysts and other interested parties as measures of financial performance and to evaluate the Company’s ability to service debt obligations, fund capital expenditures and meet working capital requirements.  The Company will include this definition and description of usefulness in its future filings.

The Company notes that given the impact of the COVID-19 pandemic on its results of operations, the Adjusted EBITDA margin, Net (Loss) Income margin, and Net Debt / LTM Adjusted EBITDA metrics may result in ratios that are not considered meaningful.  The Company will indicate this result in future filings as appropriate.

If you have any questions concerning this letter, please contact the undersigned at (682) 213-4758.

Sincerely,

/s/ Aimee Williams-Ramey
Aimee Williams-Ramey

cc:	Doug Barnett, Sabre Corporation
David Lopez, Cleary Gottlieb Steen & Hamilton LLP